AEM SPA

04 MAR 18 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/070/2004/MAN/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

04010739

March 16, 2004

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the approval by the Board of Directors of Aem S.p.A. 2003 Financial Statements and of 2003 Consolidated Financial Statements and proposals to amend articles of association.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Encl.

dlw 3/22

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

AEM SPA

PRESS RELEASE

Milan, 16th March 2004 – Today, under the chairmanship of Mr Giuliano Zuccoli, the AEM S.p.A. Board of Directors met, amongst others, to discuss and approve the annual accounts for the 2003 financial year, which further reflected the positive effects of the strategic development choices taken in recent years.

Growth in the energy sector pushed the gross operating margin (EBITDA) beyond Euro 414 million, which represents an increase of 37.0% compared with the previous year. To the results obtained in *core business* should be added some extraordinary ones due to the decision to move out of the telecommunications services sector. The net result for the accounting period therefore grew to Euro 297 million, compared with Euro 113 million in 2002.

The Group's Chairman, Giuliano Zuccoli, stated that: "We are very happy with the results achieved by the AEM Group. They reflect our ongoing commitment over the last five years, in a sector that is evolving rapidly, to continuous research into efficiency and development opportunities." The Chairman added that: "The results are even more significant, if we take consider them within the framework of the remarkable reductions of the electricity distribution tariffs set by the Electricity and Gas Authority.

Summary of the AEM Group's results

On 31st December 2003, AEM Group's consolidated income amounted to Euro 1,391.5 million, an increase of 33.7%, compared with the 2002 accounting period.

This growth in turnover was principally due to the increase in levels of electricity sold and distributed (6,905 and 7,279 million KWh, respectively; +32.6% and +79.1%), which were mostly attributable to the purchase of ENEL's Milan and Rozzano line of business, both of which are Municipalities, in which sales to captive market customers reached 5,412.7 million KWh (+74.9%).

In the gas sector, the volume of gas distributed was equivalent to 1,236 million cubic metres, 6.7% growth compared with the 2002 accounting period (1,158 million cubic metres).
Natural gas sales also grew significantly (1,554.7 million cubic metres, +42.1%), which was partly due to sales that intended to cover part of the consumption needs of thermo-electric power plants owned by Edipower S.p.A..

The sale of heat also increased (517.4 million thermal KWh, + 66.4%), as did sales from correlated services, primarily as a result of the acquisition of Siemens Facility Management Services S.p.A. (now AEM Calore & Servizi S.p.A.), which took place at the end of 2002.

External expenses amounted to Euro 848.6 million (compared with Euro 632.5 million in the 2002 accounting period), an increase of 34.2%.
This increase was due to a rise in the amount of electricity and gas purchased to meet demands from the Group's customers. As regards the electricity sector in particular, meeting demand was guaranteed using energy produced by the Group itself to the extent of 3,716.7 GWh (compared with 3,529.3 GWh in 2002) and the purchase of 3,511.8 GWh from third party producers (compared with 1,896.6 GWh in the previous accounting period).
There was also a considerable increase in the production of hydro-electric energy (+11.2%), whilst thermo-electrical and co-generated energy production is substantially the same as in the previous accounting period (+0.6%).
In this respect, mention should be made of the fact that the new 400 MW combined cycle became operative in the final quarter of last year at the Cassano d'Adda power plant, and thanks to its high degree of efficiency, the marginal costs of production were reduced even further during that period.

During the 2003 accounting period, the cost of raw materials on international markets was such that its effect, in terms of the margin between income and expenses, was positive for the AEM Group, and equivalent to approximately Euro 16 million.

Labour costs ran to Euro 128.5 million (compared with Euro 105.5 million for the 2002 accounting period). However, this figure also includes the costs of consolidating the line of business acquired by ENEL Distribuzione S.p.A. in November 2002, during each month of the accounting period in question, and also amplifying the consolidating perimeter to AEM Calore & Servizi S.p.A..

In addition to the significant growth in income, increases in overheads were more contained, and this led to an overall increase of 37.0% in the gross operating margin, which reached Euro 414.4 million (compared with Euro 302.5 million during the 2002 accounting period).

As a result of Euro 170.1 million being set aside for depreciation and provisions (compared with Euro 118.0 million at 31st December 2002) net operating profits stood at Euro 244.3 million (compared with Euro 184.5 million at 31st December 2002) an increase of 32.4%.

Net financial expenses amounted to Euro 39.0 million (compared with Euro 27.7 million at 31st December 2002). The increase in financial costs is due to growth in the average annual net borrowing, required for activities relating to the investments made.

Extraordinary income showed a capital gain to the extent of Euro 223.5 million, due to the sales of a stake in Fastweb S.p.A., which was concluded on 23rd June 2003, and partially adjusted on account of the capital loss due to the write off of assets belonging to the Cassano d'Adda thermo-electric power plant and ensuing re-powering operations.

Tax for the year amounted to Euro 95.1 million (compared with Euro 38.1 million at 31st December 2002), which included deferred taxes on assets and liabilities calculated on the basis of the current and provisional disparity between the level of net profit and consolidated profit.

Net consolidated profit for the year, net of minorities, stood at Euro 297.0 million (compared with Euro 112.7 million at 31st December 2002).

A dividend of Euro 0,05 per share (an increase by 20% compared to last year's value of Euro 0,042 per share) will be proposed at the shareholders' meeting.

The dividend will become due on 24th June 2004, which has to be detached from dividend coupon number 6 on 21st June 2004.

A brief summary of the financial statement and balance sheet for the group, at 31st December 2003, is provided in the tables below.

(Millions of Euros)	2002	2003	change	% 03/02
Sales	823,8	1.152,8	329,0	39,9
Other income and proceeds	216,7	238,7	22,0	10,2
Raw materials and external services	(632,5)	(848,6)	(216,1)	34,2
Labour costs	(105,5)	(128,5)	(23,0)	21,8
Gross operating margin	**302,5**	**414,4**	**111,9**	**37,0**
Depreciation and provisions	(118,0)	(170,1)	(52,1)	44,2
Operating result	**184,5**	**244,3**	**59,8**	**32,4**
Affiliates	(0,7)	(0,5)	0,2	(28,6)
Net financial costs	(27,7)	(39,0)	(11,3)	40,8
Profit before extraordinary items and tax	**156,1**	**204,8**	**48,7**	**31,2**
Net extraordinary income/ costs	(4,2)	188,0	192,2	(4.576,2)
Profit before tax	**151,9**	**392,8**	**240,9**	**158,6**
Tax for the year	(38,2)	(95,1)	(56,9)	149,0
Minorities	(1,0)	(0,7)	0,3	(30,0)
Net profit	**112,7**	**297,0**	**184,3**	**163,5**

Financial statement of the company

The net consolidated invested capital at 31st December 2003 stood at Euro 2,549.8 million, which is an increase of Euro 205.4 million compared with 31st December 2002 (+8.8%).
The increase in fixed financial assets amounted to Euro 171.3 million, whilst working capital decreased by Euro 34.1 million.

Amongst sources, net shareholders' equity, which stood at Euro 1,366 million, recorded an increase of Euro 184.3 million, whilst the net financial position remained substantially the same as in 2002, equivalent to Euro 1,183.5 million (an increase of Euro 21 million compared with the previous accounting period. It should be noted that, amongst the elements constituting the net debt, there were also financial credits for the total sum of Euro 251.1 million, including convertible bonds in e.Biscom shares for a total of Euro 238.1 million, acquired by AEM S.p.A. during June and July 2003, in return for the selling of a stake owned in Fastweb S.p.A., and the acquisition of a stake held by e.Biscom S.p.A. in Metroweb S.p.A.

Analysis of the financial flows for the accounting period in question reveals that the operating activities have generated liquidity equivalent to Euro 408.6 million (compared with Euro 219.2 million in 2002). A part of these resources were absorbed by investment activities, to the extent of Euro 316.8 million (Euro 985.7 million at 31st December 2002), in relation to which Euro 184.7 related to the subscription of an increase in Edipower S.p.A.'s share capital.

During 2003, a number of changes were also made to the net shareholders' equity for the sum of Euro 112.9 million, Euro 75.6 million of which concerned the payment of dividends by the parent company, Euro 28.6 million to changes made to the consolidation reserve, and Euro 8.7 million to changes to minorities following the selling of the stake in Fastweb S.p.A. and the acquisition of a 100% stake in Metroweb S.p.A..

The financial statement at 31st December 2003, compared with figures for the closure of the previous accounting period is listed in the following table:

(Million of Euros)	**2002**	**2003**
Invested Capital		
Net tied-up capital	2.431,8	2.603,1
Working capital	(87,4)	(53,3)
Total invested capital	**2.344,4**	**2.549,8**
Coverage sources		
Net shareholders' equity	**1.182,0**	**1.366,3**
Total financial position beyond the next financial year	816,5	1.055,0
Total financial position within the next financial year	345,9	128,5
Total net financial position	**1.162,4**	**1.183,5**
Total coverage sources	**2.344,4**	**2.549,8**

Summary of economic and financial position of AEM SpA

The financial and economic position of the parent company, AEM S.p.A., at 31st December 2003, is listed in the following tables:

Millions of Euros	2002	2003	change	% 03/02
Sales	21,4	13,4	(8,0)	(37,4)
Other income and proceeds	255,7	294,2	38,5	15,1
Raw materials and external services	(161,0)	(182,5)	(21,5)	13,4
Labour costs	(54,2)	(47,3)	6,9	(12,7)
Gross operating margin	**61,9**	**77,8**	**15,9**	**25,7**
Depreciation and allocations	(29,7)	(62,1)	(32,4)	109,1
Operating result	**32,2**	**15,7**	**(16,5)**	**(51,2)**
Net financial income	17,3	42,1	24,8	143,4
Profit before extraordinary items and tax	**49,5**	**57,8**	**8,3**	**16,8**
Net extraordinary income/costs	(1)	176,60	178,0	(12.714,3)
Profit before tax	**48,1**	**234,4**	**186,3**	**387,3**
Tax for the year	(14,1)	(35,4)	(21,3)	151,1
Net profit	**34,0**	**199,0**	**165,0**	**485,3**

(Millions of Euros)	2002	2003
Invested capital		
Net tied-up capital	2.338,0	2.547,0
Working capital	37,7	20,3
Total invested capital	**2.375,7**	**2.567,3**
Coverage sources		
Net shareholders' equity	**1.863,0**	**1.986,5**
Total financial position beyond the next financial year	289,9	695,0
Total financial position within the next financial year	222,8	114,2
Total net financial position	**512,7**	**580,8**
Total coverage sources	**2.375,7**	**2.567,3**

* * *

During its meeting, the Board of Directors also resolved to submit articles 9, 12, 13, 14, 15, 16, 17, 18, 19, and 20 of the By-laws for amendment by the Extraordinary Meeting of its shareholders; certain amendments are necessary in order to adapt the By-laws to the new provisions introduced by the company law reform, whilst others, in particular those relating to the proposals concerning the rules for the composition of the Board of Directors, relate to the decision of offer a further block of AEM shares for sale on the market, equivalent to 17.6% of its share capital, which was recently resolved by the Municipality of Milan.

* * *

The Board of Directors has therefore resolved to convoke the Ordinary and Extraordinary Meeting of the members for this forthcoming 29th April, for its first convocation, and 5th May for the second convocation.

AEM S.p.A.